SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35475; File No. 812-15674

Marqeta, Inc.

February 24, 2025

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under Section 3(b)(2) of the Investment Company Act of 1940

("Act").

Applicant: Marqeta, Inc.

Summary of Application: Applicant seeks an order under Section 3(b)(2) of the Act declaring it

to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or

trading in securities. Applicant states that it is in the business of providing a technology-based

payment card issuing platform, along with related services, to its customers.

Filing Dates: The application was filed on December 17, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by e

mailing the

Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the

request, by email if an email address is listed for the relevant Applicant below, or personally or

by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should

be received by the Commission by 5:30 p.m. pm on March 21, 2025, and should be accompanied

by proof of service on the applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.   Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: Michael Milotich, Chief Financial Officer, Marqeta, Inc., at securities@marqeta.com; Amy Caiazza, Esq., Wilson Sonsini Goodrich & Rosati, P.C., at acaiazza@wsgr.com.

FOR FURTHER INFORMATION CONTACT: Adam Lovell, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. For Applicant's representations, legal analysis, and conditions, please refer to Applicant's application, dated December 17, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

Applicant's Representations:

1.   Applicant states that it is a Delaware corporation formed in 2010 that, directly and through its wholly-owned subsidiaries[1], is engaged in the business of operating a platform that allows customers to create customized and innovative payment cards and to build more

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[1] Applicant states that its 9 wholly-owned subsidiaries (as of September 30, 2024) generally conduct businesses that are integrally related to Applicant's business and primarily engage in activities that support Applicant in meeting its contractual obligations in their respective jurisdictions.

configurable and flexible payment experiences through a highly scalable, cloud-based payment infrastructure.

2. Applicant states that its business is highly capital intensive, requires research and development activities ("R&D") of new technologies, and does not involve Applicant acquiring or retaining significant "hard" operating assets. Applicant states that it maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in its payment card issuing platform and cloud-based infrastructure business. As described more fully in the application, Applicant states that it requires significant liquid capital primarily to finance operations of the Applicant's payment card issuing platform and cloud-based infrastructure business. Applicant states that it has substantial costs related to providing its employees compensation and benefits, acquiring and maintaining technology the Applicant purchases or licenses from third parties, and accessing legal, compliance, audit, and other professional services necessary to operating a public company in the payments infrastructure industry. Applicant states that it also needs to invest on an ongoing basis in capital expenditures.

3. Applicant states that it has financed operations primarily through offerings of its equity securities, but ultimately seeks to generate cash from its operations to support its business. Applicant states that it seeks to preserve capital and maintain liquidity, pending the use of such capital for its operations, by investing in "Capital Preservation Instruments."[2] To the extent that Applicant may in the future make strategic investments in other companies as part of its scaling efforts, Applicant states that such investments will not be for speculative purposes.

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[2] As used in Applicant's application, Capital Preservation Instruments refers collectively to any cash items and securities that are held for the purpose of conserving Applicant's capital and liquidity until they are used by Applicant to support its business (as such business is described in Applicant's application). Such holdings are liquid (i.e., can be readily sold), earn competitive market returns and present a low level of credit risk, including short-term investment grade securities, Government securities (as defined in Section 2(a)(16) of the Act), securities of money-market funds registered under the Act, and other cash items; but excluding investments in equity or speculative instruments.

<u>Applicant's Legal Analysis</u>:

1.   Applicant seeks an order under Section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities and therefore is not an investment company as defined in the Act.

2.   Section 3(a)(1)(A) of the Act defines the term "investment company" to include an issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(l)(C) of the Act further defines an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40% of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the Act defines "investment securities" to include all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner which (a) are not investment companies and (b) are not relying on the exclusions from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the Act. Applicant states that it has never been, is not now, and does not propose to be, primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. The Applicant states that it currently holds investment securities amounting to less than 40% of its total assets (exclusive of Government securities and cash items), but that its need for liquid capital to conduct its business means that it, in part, makes investments in certain securities exceeding 40% of the Company's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Applicant states that it therefore may be

an "investment company" pursuant to Section 3(a)(l)(C) of the Act absent an exclusion or exemption.

3. Section 3(b)(2) of the Act provides that, notwithstanding Section 3(a)(l)(C) of the Act, the Commission may issue an order declaring an issuer to be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities directly, through majority-owned subsidiaries, or controlled companies conducting similar types of businesses. Applicant requests an order under Section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is not an investment company as defined in the Act.

4. In determining whether an issuer is "primarily engaged" in a non-investment company business under Section 3(b)(2) of the Act, the Commission considers the following factors: (a) the company's historical development, (b) its public representations of policy, (c) the activities of its officers and directors, (d) the nature of its present assets, and (e) the sources of its present income.[3]

5. Applicant submits that it satisfies the criteria for issuance of an order under Section 3(b)(2) of the Act because Applicant is primarily engaged in the business of providing a technology-based payment card issuing platform, along with related services, and is not in the business of investing, reinvesting, owning, holding or trading in securities.

a. Historical Development. Applicant states that, since its founding in 2010, Applicant has operated in the payment card issuing and cloud-based infrastructure business. Applicant's business has focused on the development of related products and services.

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[3] Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947).

b. Public Representations of Policy. Applicant states that it has consistently represented that it is engaged in the business of providing a technology-based payment card issuing platform. Applicant further states that it has never held and does not now hold itself out as an investment company within the meaning of the Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. Applicant submits that its public representations make clear that shareholders invest in the Applicant's securities with the expectation of realizing gains from Applicant's development and sale of its suite of technology-based payment card programs and services and not from returns on an investment portfolio.

c. Activities of Officers and Directors. Applicant represents that its officers and directors spend substantially all of their time overseeing the Applicant's business of operating its payment card issuing platform and cloud-based infrastructure business. Applicant states that its cash management activities are managed internally by its Chief Accounting Officer and externally by two investment managers, whose activities are supervised by the Chief Accounting Officer. Applicant states that none of its executive officers, other than the Chief Accounting Officer, spend more than 1% of their time monitoring Capital Preservation Instruments on behalf of the Applicant. In addition, of the Applicant's 771 employees (as of December 31, 2023), Applicant states that six employees, including the Chief Accounting Officer, spend time on matters relating to the management of Applicant's Capital Preservation Instruments. Applicant states that none of its officers, directors or employees spends or proposes to spend more than 1% of his or her time to the management of Capital Preservation Instruments on behalf of Applicant.

d. Nature of Assets. Applicant states that, as of September 30, 2024, it held approximately $48.6 million in interests in money market funds; $199.2 million in Treasury bills; $207.0 million in U.S. Government securities; $16.6 million in commercial paper; $10.5 million in investment-grade asset-backed securities; $49.3 million in investment-grade corporate debt securities; and $22.0 million in certificates of deposit; in each case on an unconsolidated basis. Applicant states that it uses its Capital Preservation Instruments to finance its continued operations in connection with the development of Applicant's platform. Applicant states, however, that as of December 31, 2023, the Applicant held none of the value of its assets in investment securities that are not Capital Preservation Instruments, and Applicant's investment securities other than any deemed to be Capital Preservation Instruments do not and will not exceed 10% of its total assets in the future.

 e. <u>Sources of Income and Revenue</u>. Applicant represents that since its inception it has carried net operating losses. Applicant states that it does, however, derive income from its investment securities. Applicant states that a review of its current source of revenues provides a more accurate review of its operating company status, particularly given the upward trend in recognizing substantially increased revenues due to increasing demand for Applicant's services. Applicant states that it recognizes substantially all of its revenues from interchange fees and other fees received for its transactional services and for services related to platform access, fraud monitoring, and dispute resolution. Applicant states that its revenues for the fiscal years ended December 31, 2020, 2021, 2022, and 2023 were $290.3 million, $517.2 million, $740.8 million, and $676.2 million, respectively, on an unconsolidated basis. By contrast, Applicant states that its net investment income in its fiscal years of 2021, 2022, and 2023 was $0.6 million, $8.6 million, and $9 million, respectively. Applicant states that substantially all such income was derived from Capital Preservation Instruments.[4] Applicant states that if net investment income

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[4] Applicant states that it has made investments in non-Capital Preservation Instruments only twice, each time in the same third-party private company. Applicant sold both positions in the fourth quarter of 2022 at an aggregate price of $25.7 million, which represented approximately 3% of net revenue generated by Applicant in 2022.

were compared to its revenue, it would be less than 7.5% of revenue for the fiscal nine months ended September 30, 2024, and 6.5% of revenue for the fiscal year ended December 31, 2023.

For the fiscal nine months ended September 30, 2024, Applicant states that it earned $27.8 million of net investment income, a decrease compared to $30.7 million for the nine months ended September 30, 2023. Applicant states that this nonetheless represents less than 7.5% of revenue for the nine months ended September 30, 2024. Applicant states that the decrease in net investment income is due to the decrease in interest rates in the fixed income markets.

7.   Applicant asserts that its historical development, its public representations of policy, the activities of its officers and directors, the nature of its assets and its sources of revenue and income, as discussed in the application, demonstrate that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading securities. Applicant thus asserts that it satisfies the criteria for issuing an order under Section 3(b)(2) of the Act.

Applicant's Conditions:

Applicant agrees that an order granted pursuant to the application will be subject to the following conditions:

1. Applicant will continue to use its accumulated cash and securities to support its primary business (as such business is described in this Application);

2. Applicant will refrain from investing or trading in securities for speculative purposes; and

3. No more than 10% of Applicant's total assets will consist of investment securities other than Capital Preservation Instruments (as such capitalized term is defined in Applicant's Application). For purposes of this condition, "total assets" excludes cash items (including

securities issued by money market funds registered under the Act) and Government

securities (as defined in Section 2(a)(16) of the Act). This percentage is to be determined

on an unconsolidated basis, except that Applicant should consolidate its financial

statements with the financial statements of any of its wholly-owned subsidiaries.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.